FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
JUNE 14, 2005

LJ INTERNATIONAL BOOKS RECORD $20 MILLION
IN ORDERS AT LAS VEGAS JCK SHOW

China-based Jewelry Firm Says Sales at Exhibition Point to
Further Revenue Growth in Core Markets

HONG KONG and LOS ANGELES, June 14, 2005 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing jewelry companies in the world, today reported that sales orders of approximately $20 million are expected to be booked in the next six months as a result of an extraordinary show at the JCK Show held in Las Vegas last week. The order volume is a new JCK Show record for LJI.

The JCK Show-Las Vegas, one of the leading if not the largest exhibitions in the global jewelry business, was held June 3 through June 7 and brought together thousands of jewelry designers, manufacturers and buyers. LJI’s order volume at the 2005 show was approximately 20% above the $17 million it booked at JCK-Las Vegas in 2004, and 33 % above the $15 million it booked in 2003.

“The JCK show is one of the major shows for LJI, and our strong performance at this year’s show is an indication that our sales growth will continue at historical levels in our core markets such as the U.S. and Europe,” said Yu Chuan Yih, Chairman and CEO of LJ International. “We were pleased to see such interest in, and demand for, our new product lines that we have been working on for the past 18 months. We should be on pace for a solid third quarter, despite a slowing U.S. economy which has impacted other suppliers, particularly those that do not have our competitive advantages, in particular our manufacturing base in China. We’re confident that the retailers’ interest reflects the taste of consumers, not just in North America but worldwide. That bodes well for our own retailing operation just getting under way in China.”

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If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International, Inc. (LJI), based in Hong Kong and the U.S., is engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.

For more information on LJI, go to its Web Site at http://www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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